

December 1, 2011

Via E-mail
Mr. Charles Grob
President
Chimera Energy Corporation
2800 Post Oak Blvd., Suite 4100
Houston, TX 77056

> **Re: Chimera Energy Corporation
> Amendment No. 1 to Registration Statement on Form S-1
> Filed November 23, 2011
> File No. 333-177406**

Dear Mr. Grob:

We have reviewed your registration statement and have the following comments.

Description of Property, page 27

1. We note your response to comment nine of our letter dated November 16, 2011. Please disclose the material terms of your office space lease, and tell us what consideration you gave to filing the lease as an agreement to your registration statement.

Management, page 33

Sole Officer and Director, page 33

2. We note your response to comment 12 of our letter dated November 16, 2011. Please disclose the name of Mr. Grob's private Insurance and Financial Consulting business. Refer to Item 401(e)(1) of Regulation S-K.

Exhibit 5.1

3. Please file a revised legal opinion to refer to the correct par value of the common stock covered by the registration statement. In this regard, we note counsel revised the legal opinion to refer to common stock with a par value of $0.0001 rather than $0.001, as provided by your articles of incorporation.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       David M. Loev
       The Loev Law Firm, PC